METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com
February 11, 2008
Via EDGAR
The Securities and Exchange Commission
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549
Attn: Evan Woody, Branch Chief
         Jennifer Monick, Staff Accountant
Re:	Income Opportunity Realty Investors, Inc. (Commission File No. 001-14784; CIK No. 0000949961) — Form 10-K for the fiscal year ended December 31, 2006 filed March 30, 2007
Ladies and Gentlemen:
     On behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOT”), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of IOT in response to a letter of additional comment from the Staff of the Securities and Exchange Commission dated February 1, 2008. Schedule 1 annexed to this letter contains the response to the comment of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referenced in the comment.
     This letter is being filed under the EDGAR system in direct response to the comment of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Steven A. Abney, Executive Vice President and Chief Financial Officer of IOT at 469-522-4238 direct. For your future reference, the facsimile transmission number for IOT should be 469-522-4240.

Very truly yours,
/s/ Steven C. Metzger

Steven C. Metzger

cc:	Steven A. Abney Executive Vice President and Chief Financial Officer Income Opportunity Realty Investors, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234

SCHEDULE 1
RESPONSE TO COMMENT OF THE STAFF OF
THE SECURITIES AND EXCHANGE COMMISSION
BY LETTER DATED FEBRUARY 1, 2008 WITH RESPECT TO FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 OF
INCOME OPPORTUNITY REALTY INVESTORS, INC.
COMMISSION FILE NO. 1-14784

     The following information is to provide a further response to an additional comment of the Staff of the Securities and Exchange Commission rendered by letter dated February 1, 2008 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2006 of Income Opportunity Realty Investors, Inc. (the “Company” or “IOT”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the Form 10-K for the fiscal year ended December 31, 2006 (which was filed on March 30, 2007).
Form 10-K for the year ended December 31, 2006
Financial Statements
Consolidated Balance Sheets, page 28
     Comment/Observation No. 1.
We note your response to our prior comment one. Please tell us how you determined it was necessary to continue to account for the residential real estate as directly owned assets upon settlement of the litigation in August of 2005. Within your response, please tell us how you determined it was appropriate to neither consolidate MOPI nor record it as an equity method investee. Please reference the authoritative literature relief upon by management.
     Response to Comment/Observation No. 1.
The settlement of the litigation did not affect the Company’s accounting for the conveyance of the properties. The transfer of the properties and the MOPI stock issued to IOT were recognized for income tax and legal purposes but nor for GAAP and SEC financial reporting purposes. This concept was disclosed in Note 5 to the December 31, 2005 financial statements per the following excerpt below:
“...transferred a portion of the residential real estate properties back to the Company and its’ affiliates for tax/legal basis in the form of stock in Midland Odessa Properties, Inc. (MOPI).”
The statement “back to the Company and its’ affiliates”... further indicates that the conveyance was a financing transaction and not available for treatment as a sale in accordance with the requirements of SFAS 66, as IOT continued to be involved with and maintained control of the properties as well as the risks and rewards of ownership. IOT continued to collect all rents, pay all operating expenses (including insurance and property taxes), pay the first-lien, third party mortgages on the properties and funded all capital improvements to the properties. IOT accordingly continued to account for the properties as 100 percent owned assets.
MOPI was formed to acquire the interest in the Metra partnership that was previously owned by Innovo Realty, Inc. MOPI owns no properties directly and has no other interest other than its ownership interest in the Metra partnership. For legal purposes the properties are owned by the Metra partnership. As the properties were accounted for as 100 percent owned assets on IOT’s books there would be no additional transactions or entities to consolidate; further, no equity method accounting would have been required.